SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

ESSENDANT INC.

(Name of Subject Company)

ESSENDANT INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

Brendan J. McKeough

Senior Vice President, General Counsel and Secretary

Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

(847) 627-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles W. Mulaney, Jr., Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Essendant Inc., a Delaware corporation (“Essendant”), with the Securities and Exchange Commission on September 24, 2018, relating to the offer by Egg Merger Sub Inc. (a Delaware corporation and a direct wholly owned subsidiary of Egg Parent Inc., a Delaware corporation, and an affiliate of Staples, Inc., a Delaware corporation) to purchase all of the outstanding shares of Essendant’s common stock, par value $0.10 per share, at a purchase price of $12.80 per share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the subsection titled “Certain Litigation” the disclosure set forth below:

“On October 10, 2018, GPC filed a lawsuit in the Court of Chancery of the State of Delaware, captioned Genuine Parts Company v. Essendant Inc., Case No. 2018-0730-JRS (Del. Ch.) (the “GPC Complaint”). The GPC Complaint alleges that the Company breached the GPC Merger Agreement by, among other things, purportedly (i) encouraging and engaging in ongoing negotiations with Sycamore Partners and terminating the GPC Merger Agreement on the basis of an allegedly inferior proposal by Sycamore Partners; (ii) entering into a confidentiality agreement with Staples that, in GPC’s view, does not contain terms at least as restrictive as those contained in the confidentiality agreement between the Company and GPC; and (iii) failing to exercise its reasonable best efforts to close the merger contemplated by the GPC Merger Agreement. The GPC Complaint seeks an award of compensatory damages, pre-judgment and post-judgment interest, and reimbursement of costs and expenses incurred by GPC, including reasonable attorneys’ fees. The Company believes that the action is without merit. The full complaint (excluding the exhibit attached thereto) is attached hereto as Exhibit (a)(5)(O).”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(O)	Complaint filed on October 10, 2018 (Genuine Parts Company v. Essendant Inc., Case No. 2018-0730-JRS).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSENDANT INC.

By:	/s/ Brendan McKeough
Name:	Brendan McKeough
Title:	Senior Vice President, General Counsel and Secretary

Date: October 11, 2018